1701 Market Street                                      Morgan, Lewis
Philadelphia, PA 19103                                  & Bockius LLP
Tel: 215.963.5000                                       Counselors at Law
Fax: 215.963.5001




September 27, 2013

VIA EDGAR
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Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II Post-Effective Amendment No. 156 (File No. 033-50718) and Amendment No. 158(File No.811-07102) to Registration Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 156 and, under the Investment Company Act of 1940, as amended, Amendment No. 158 (the "Filing") to the Trust's Registration Statement on Form N-1A.

This Filing is made pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of revising the principal investment strategy of the Frost Diversified Strategies Fund (the "Fund") to reflect Cinque Partners LLC's (the "Sub-adviser") management of a portion of the Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,


/s/ Leon E. Salkin
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Leon E. Salkin